Fellows Energy Ltd.
1369 Forest Park Circle #202
Lafayette, Colorado  80026
(303) 926-4415

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February 18, 2008

VIA EDGAR AND FAX No. (202) 772-9369

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:      Donald F. Delaney

Re:          Fellows Energy Ltd.
File No. 000-33321

Dear Mr. Delaney:

As we recently discussed, as of this date, Fellows Energy Ltd. has engaged a new auditing firm and such engagement will be the subject of a Report on Form 8-K which we expect to file by February 20, 2008.  We have also drafted responses to your most recent letter relating to our letter Dated October 30, 2007, and our new auditor will be reviewing that response as well as the two most recently-filed quarterly reports filed on Form 10-QSB.  We expect that our response letter and those reviews can be completed on or about March 15, 2008.

                                    Fellows Energy Ltd.

By: /s/ GEORGE S. YOUNG
George S. Young
        Chief Executive Officer